UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SENOMYX, INC.

(Name of Subject Company)

SENOMYX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

81724Q107

(CUSIP Number of Class of Securities)

John Poyhonen

President, Chief Executive Officer and Director

Senomyx, Inc.

4767 Nexus Centre Drive

San Diego, California 92121

(858) 646-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Charles J. Bair, Esq.

Rama Padmanabhan, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Senomyx, Inc., a Delaware corporation (“Senonmyx”), with the Securities and Exchange Commission on October 4, 2018, relating to the offer by (i) Firmenich Incorporated, a Delaware corporation (“Firmenich”), and (ii) Sentry Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Firmenich (“Merger Sub”), to purchase all of the issued and outstanding shares of common stock of Senomyx, $0.001 par value per share, (the “Shares”) for $1.50 per Share, to be paid to the seller in cash, without interest and subject to any applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2018 (as it may be amended or supplemented from time to time), and the related Letter of Transmittal (as it may be amended or supplemented from time to time).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation.

The fifth full paragraph on page 13 of the Schedule 14D-9 under the subsection entitled “—Background of Offer and Merger” in Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“In June 2017, as part of an effort to monetize our assets, we began a process to explore the sale of certain Cool program assets, including Coolmyx® CL19. Daniel Stebbins, a member of the Senomyx board, had introduced Senomyx to Conexus Capital Advisors, Inc. (“Conexus”) in January 2017 and recommended their services to the Senomyx board based on his experience working with Conexus in his capacity as chairman of the board of directors of Agilex Fragrances until it was acquired by Firmenich in July 2017. Agilex Fragrances had entered into an engagement agreement with Conexus, which is further described below under “—Conexus”. On June 15, 2017, we entered into an engagement agreement with Conexus in connection with the exploration of the sale of these assets based upon their knowledge of the flavor ingredient industry, experience, reputation and familiarity with companies in the industry including Firmenich. As part of this process we reached out to 12 potential counterparties, and received bids and entered into in-depth negotiations with Firmenich and Company A.”

The last paragraph on page 13 of the Schedule 14D-9 under the subsection entitled “—Background of Offer and Merger” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence at the end of the paragraph:

“This proposal did not mention management retention or equity participation after the potential transaction.”

The third paragraph on page 14 of the Schedule 14D-9 under the subsection entitled “—Background of Offer and Merger” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following after the first sentence:

“This proposal did not mention management retention or equity participation after the potential transaction.”

The final paragraph on page 14 of the Schedule 14D-9 under the subsection entitled “—Background of Offer and Merger” in Item 4 of the Schedule 14D-9 is hereby amended by deleting and replacing the fifth sentence with the following:

“The board considered the engagement of Needham & Company and Conexus in connection with the same, based on prior experiences with each of these advisors, and noted that Conexus does not render fairness opinions but could serve as an advisor given its industry expertise, in order to facilitate introductions with a wide range of potential counterparties.”

The third full paragraph on page 17 of the Schedule 14D-9 under the subsection entitled “—Background of Offer and Merger” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following after the first sentence:

“This proposal did not mention management retention or equity participation after the potential transaction.”

The third paragraph on page 20 of the Schedule 14D-9 under the subsection entitled “—Background of Offer and Merger” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following after the second sentence:

“This proposal did not mention management retention or equity participation after the potential transaction.”

The second full paragraph on page 21 of the Schedule 14D-9 under the subsection entitled “—Background of Offer and Merger” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following before the last sentence:

“This letter did not mention management retention or equity participation after the potential transaction.”

The final paragraph on page 21 of the Schedule 14D-9 under the subsection entitled “—Background of Offer and Merger” in Item 4 of the Schedule 14D-9 is hereby amended by deleting and replacing the last full sentence on page 21 with the following:

“The board also discussed the need for Senomyx to pursue an equity financing if it remained a stand-alone company, and the risks and dilution associated with that process, which was not reflected in the unadjusted or adjusted long-range plans.”

The ninth full paragraph on page 22 of the Schedule 14D-9 under the subsection entitled “—Background of Offer and Merger” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following before the last sentence:

“This proposal did not mention management retention or equity participation after the potential transaction.”

The first paragraph on page 23 of the Schedule 14D-9 under the subsection entitled “—Background of Offer and Merger” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following after the first sentence:

“This proposal did not mention management retention or equity participation after the potential transaction.”

The fourth paragraph on page 23 of the Schedule 14D-9 under the subsection entitled “—Background of Offer and Merger” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following after the second sentence:

“The board also directed Needham & Company to perform a sensitivity analysis showing the impact of a hypothetical financing at various prices on the illustrative implied per Share equity values for Senomyx.”

The fourth paragraph on page 27 of the Schedule 14D-9 sunder the subsection entitled “—Certain Financial Projections” in Item 4 of the Schedule 14D-9 is hereby amended by deleting and replacing the third sentence with the following:

“On July 20, 2018, we updated these financial projections in the ordinary course to reflect actual results through the end of the second quarter of 2018, which did not impact projected revenues or other projected metrics for 2019 through 2022 aside from increasing projected cash balances by $0.7 million in each period as a result of such increase at the end of the second quarter of 2018 (the “Unadjusted Long-Range Projections”), and provided them to Needham & Company, who was directed by our board to use them in connection with the rendering of its fairness opinion to our board and performing its related financial analyses, as described below under “—Opinion of Needham & Company, LLC” above.”

The first paragraph after the table on page 29 of the Schedule 14D-9 under the subsection entitled “—Certain Financial Projections” in Item 4 of the Schedule 14D-9 is hereby amended by deleting and replacing the first sentence with the following:

“In addition to the Projections described above, at a meeting on September 13, 2018, our board and management discussed the fact that Senomyx would require additional capital to fund its long-range plans as a standalone company and that the foregoing was not reflected in the Projections.”

The first table and immediately following sentence under the heading “Selected Transactions Analysis” beginning on page 32 of the Schedule 14D-9 under the subsection entitled “—Opinion of Needham & Company, LLC” in Item 4 of the Schedule 14D-9 are deleted and hereby amended and restated as follows:

“In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for Senomyx as implied by the Offer and the Merger, enterprise value as a multiple of LTM revenues.

Acquirer	Target	Enterprise Value to LTM Revenues
Frutarom Ltd.	Bremil Indústria Ltda.	1.5x
Frutarom Ltd.	Israel Biotechnology Research Ltd.	2.8x
Frutarom Ltd.	Enzymotec Ltd.	4.3x
Frutarom Ltd.	Flavours and Essences (UK) Ltd.	1.1x
Frutarom Ltd.	René Laurent SAS	1.6x
Chr. Hansen Holding A/S	Valio OY, LGG business	8.1x
Frutarom Ltd.	Grupo Piasa S.A. de C.V.	0.6x
Frutarom Ltd.	Redbrook Ingredient Services Limited	1.8x
Probi AB	TNT Gamble, Inc. (Neutraceutix)	3.1x
Frutarom Ltd.	AMCO Sp. z o.o.	1.4x
Frutarom Ltd.	Taura Natural Ingredients Holding Ltd.	1.8x
Frutarom Ltd.	Investissements BSA Inc.	1.1x
Frutarom Ltd.	Montana SA, flavors and natural food colors division	0.7x	”

The subsection entitled “—Opinion of Needham & Company, LLC” in Item 4 of the Schedule 14D-9 is hereby amended by deleting and replacing the first sentence of the second full paragraph on page 33 of the Schedule 14D-9 with the following:

“The following table sets forth mean and median information concerning the multiples described above for the selected transactions and the same multiple implied by the Offer and the Merger.”

The first two paragraphs under the heading “Discounted Cash Flow Analysis” beginning on page 33 of the Schedule 14D-9 under the subsection entitled “—Opinion of Needham & Company, LLC” in Item 4 of the Schedule 14D-9 are hereby amended and restated in their entirety as follows:

“Discounted Cash Flow Analyses. Needham & Company performed illustrative discounted cash flow analyses based on management’s forecasts to determine indicators of illustrative implied equity values for Senomyx and illustrative implied equity values per Share in two cases, one case based on management’s Unadjusted Long-Range Projections and the other case based on management’s Risk-Adjusted Projections. The Unadjusted Long-Range Projections and Risk-Adjusted Projections are described above under “—Certain Financial Projections” above and are referred to collectively as the “Projections.” For each case, Needham & Company calculated a range of indications of the present value of unlevered free cash flows for Senomyx for the projected fourth quarter of calendar year 2018 and calendar years 2019 through 2022 using discount rates ranging from 22.5% to 27.5%. Needham & Company used changes in Senomyx’s cash balances projected by the Projections as a proxy for unlevered free cash flows, as noted above under “—Certain Financial Projections”. The range of discount rates, reflecting an estimated range of weighted average costs of capital of Senomyx, was selected by Needham & Company utilizing its professional judgment and experience. In calculating Senomyx’ weighted average cost of capital, Needham & Company used an assumed equity market risk premium based upon data from Duff & Phelps 2017 Valuation Handbook, a beta estimate based upon Bloomberg financial databases, an assumed size-related risk premium based upon data from Duff & Phelps 2017 Valuation Handbook for companies with market capitalizations between $2.5 million and $73.5 million, and an assumed risk-free rate based on the U.S. Government 20-year Treasury note yield. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2022 in each case by applying perpetual growth rates ranging from 3.0% to 5.0%. The range of perpetual growth rates was estimated by Needham & Company utilizing its professional judgment and experience. In each case, these illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using the same range of discount rates, 22.5% to 27.5%, as described above. Needham & Company then added the ranges of the implied present values of Senomyx’s unlevered free cash flows for the projected periods to the ranges of implied present values of Senomyx’s terminal enterprise values to derive ranges of implied present enterprise values of Senomyx. Needham & Company then added Senomyx’s cash of

$12.1 million, as projected by Senomyx’s management as of September 30, 2018, to arrive at the ranges of illustrative implied present equity values. These analyses indicated illustrative implied per Share equity reference ranges for Senomyx of $1.50 to $2.30 in the case using the Unadjusted Long-Range Projections and $0.97 to $1.48 in the case using the Risk-Adjusted Projections.

For purposes of the discounted cash flow analyses, Needham & Company noted Certain Standalone Considerations, including that Senomyx would require additional capital to fund its operations as contemplated by its long range plans as a standalone company and that this fact was not reflected in the Projections. At the request of the Senomyx board of directors, as discussed above under “—Certain Financial Projections,” Needham & Company performed a sensitivity analysis of the illustrative impact of a hypothetical $20.0 million equity financing at various prices on the illustrative implied per Share equity values for Senomyx as described in the preceding paragraph, using a discount rate of 25.0% and the same perpetual growth rate range of 3.0 to 5.0% used in the discounted cash flow analyses described above. Needham & Company noted that, based on its professional judgment and experience, and taking into account the potential effects on Senomyx’ market price of the termination of Senomyx’ strategic review without a transaction occurring, Needham & Company’s experience with precedent capital markets transactions, and the size of the proposed offering relative to Senomyx’ market capitalization, any such financing would likely require a material discount to the then trading price and, accordingly, selected illustrative net proceeds per Share ranging from $0.50 to $1.05 for purposes of this analysis. Based on illustrative net proceeds per Share ranging from $0.50 to $1.05, Needham & Company calculated illustrative implied per Share equity reference ranges of $1.19 to $1.67 in the case using the Unadjusted Long-Range Projections and $0.85 to $1.18 in the case using the Risk-Adjusted Projections.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following subsection before the subsection entitled “—Intent to Tender” on page 35 of the Schedule 14D-9:

“(v) Conexus

Aside from its current engagement with respect to the Offer and the Merger, Conexus has not historically provided investment banking or financial advisory services to Senomyx, except that in June 2017 Senomyx retained Conexus as a financial advisor in connection with the Cool assets sale process, which is described in more detail in “—Background of Offer and Merger” above, and for which Conexus received an aggregate of approximately $280,000 in fees. Conexus has not historically provided investment banking or financial advisory services to Firmenich or Merger Sub, except that Conexus had been engaged as a financial advisor in the fragrances space for Agilex Fragrances, which Firmenich acquired in July 2017 in a transaction for which Conexus was not retained as an advisor. Since Agilex Fragrances was acquired by Firmenich, Conexus has continued to earn a monthly retainer fee of $5,000, continuing an agreement Conexus had entered into with Agilex Fragrances. In addition, Conexus advised Firmenich on the acquisition by Agilex Fragrances of Fragrance West that closed on July 20, 2018 and for which Conexus will receive an aggregate of approximately $270,000 in fees, net of the monthly retainer fees realized prior to the transaction. Conexus may in the future provide financial advisory services to Senomyx, Firmenich or their respective affiliates unrelated to the Offer or the Merger, for which services Conexus would expect to receive compensation.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting and replacing the subsection heading entitled “—Intent to Tender” on page 35 of the Schedule 14D-9 as follows:

“(vi) Intent to Tender”

While Senomyx believes that the disclosure set forth in the Schedule 14D-9 complies fully with applicable law, to moot the Complaints, avoid nuisance, possible expense and delay, and provide additional information to its stockholders, Senomyx has determined to voluntarily supplement the Schedule 14D-9 with the supplemental disclosure set forth herein (the “Supplemental Disclosure”). Nothing in the Supplemental Disclosure shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Schedule 14D-9. To the contrary, Senomyx specifically denies all allegations in the Complaints that any additional disclosure was or is required.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENOMYX, INC.

By:	/s/ John Poyhonen
Name:	John Poyhonen
Title:	President, Chief Executive Officer and Director

Dated: October 25, 2018